Exhibit 99.1

25 September 2018

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Motif Bio plc and subsidiary

(“Motif Bio”, or “the Group”)

Motif Bio Reports

Half-Year 2018 Financial Results and Operational Progress

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specializing in developing novel antibiotics, today announced unaudited financial results for the half year ended June 30, 2018 and reported on its progress year to date.

Graham Lumsden, CEO of Motif Bio, said: “We made tremendous progress during the first half of 2018, including completing the submission of an NDA with the U.S. FDA for iclaprim in acute bacterial skin and skin structure infections, which was accepted for review in August with confirmation of a Priority Review from FDA resulting in a PDUFA date of February 13, 2019. We are continuing to build on our achievements and are working to increase awareness and understanding of Motif Bio and iclaprim with potential commercialization partners, the medical community and investors.  As partnering discussions progress, we continue to evaluate ways to build a team of Medical Science Liaisons, Key Account Managers and Professional Representatives to be able to deliver iclaprim to patients in an effective and efficient manner.  Our primary focus is ensuring a successful launch and commercialization in the first half of 2019, assuming that iclaprim is approved for marketing by the FDA.”

Corporate and Development Highlights — 2018 Year to Date:

•                  New Drug Application (“NDA”) submitted to the U.S. Food & Drug Administration (“FDA”) for investigational drug candidate iclaprim for treatment of patients with acute bacterial skin and skin structure infections (“ABSSSI”).   The NDA was accepted for filing by FDA and granted priority review.  The FDA has set a target action date under the Prescription Drug User Fee Act (“PDUFA”) of February 13, 2019.

•                  Notice of Allowance received from the United States Patent and Trademark Office for United States Patent Application Nos. 15/586,021 and 15/586,815 for the use of iclaprim to treat patients with bacterial infections. The two method of use patents will expire in November 2037.

•                  New iclaprim data presented at key infectious disease conferences, including American Society of Microbiology (ASM) Microbe in Atlanta, GA, USA and 28th European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) in Madrid, Spain.

•                  Results of REVIVE-2 Phase 3 trial in ABSSSI published in peer-reviewed journal, Antimicrobial Agents and Chemotherapy.

•                  Our operational team was strengthened by the appointment of Stephanie Noviello, MD, MPH, as Vice President, Clinical Development.

•                  Award received from the Cystic Fibrosis Foundation to fund important in vitro testing that will help to advance the development of iclaprim for the treatment of lung infections in patients with cystic fibrosis.

Financial Highlights

•                  Net loss for the six months ended June 30, 2018 and 2017 was US$7.8 million and US$29.7 million, respectively.

•                  General and administrative expenses decreased by US$0.5 million to US$4.1 million in the six months ended June 30, 2018 from US$4.6 million in the six months ended June 30, 2017. This decrease was primarily attributable to a US$0.6 million reduction in stock-based compensation and a US$0.2 million reduction in legal, investor relations and other professional services. This decrease was partially offset by a US$0.3 million increase in employee compensation.

•                  Research and development expenses decreased by US$16.7 million to US$6.9 million in the six months ended June 30, 2018 from US$23.6 million in the six months ended June 30, 2017. This decrease was primarily attributable to a US$20.6 million reduction in expense for our REVIVE Phase 3 clinical trial program, which was completed in 2017.

•                  On May 17, 2018, we raised US$12.7 million of net proceeds, after deducting US$0.7 million of issuance costs, from a placement of 32,258,064 new ordinary shares at 31 pence per share to both existing and new investors.

•                  At June 30, 2018 and December 31, 2017, we had cash and cash equivalents of US$19.8 million and US$22.7 million, respectively.

For further information, please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
David Hignell/Vadim Alexandre/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Solebury Trout (U.S. IR)	+ 1 (646) 378-2963
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Notes to Editors:

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics for hospitalised patients and designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Following positive results from two Phase 3 trials (REVIVE-1 and REVIVE-2), a New Drug Application (NDA) was submitted to the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and is now under review, with a PDUFA date of February 13, 2019. More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Motif is building a patent estate to provide additional protection for iclaprim.  On August 8, 2018 the Company announced that it had received a Notice of Allowance from the United States Patent and Trademark Office for United States Patent Application Nos. 15/586,021 and 15/586,815.  The claims relate to the use of iclaprim to treat patients with bacterial infections, including but not limited to acute bacterial skin and skin structure infections, hospital-acquired bacterial pneumonia and Staphylococcus aureus lung infections in patients with cystic fibrosis.  The two method of use patents will expire in November 2037. Other patent applications have been and are expected to be filed that are designed to protect our proprietary technologies, including processes for manufacturing the iclaprim active pharmaceutical ingredient and therapeutic formulations, their use in pharmaceutical preparations and methods of treating disease with iclaprim.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biopharmaceutical company engaged in the research, development and commercialization of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. The discovery of new antibiotics has not kept pace with the increasing incidence of resistant, difficult-to-treat bacteria. One of the biggest threats of antibiotic resistance is from methicillin resistant Staphylococcus aureus (“MRSA”), a leading cause of hospital-acquired infections and a growing cause of infections in healthy people in the general community. In 2013, the Centers for Disease Control and Prevention (“CDC”) reported that at least two million people became infected with antibiotic-resistant bacteria and at least 23,000 Americans died as a direct result of these infections. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (“ABSSSI”) and hospital-acquired bacterial pneumonia (“HABP”), including ventilator-associated bacterial pneumonia (“VABP”), infections that are often caused by MRSA. Iclaprim is also being developed to treat lung infections caused by Staphylococcus aureus in patients with cystic fibrosis.

On June 14, 2018, we announced the completion of a rolling submission of a New Drug Application (“NDA”) to the U.S. Food & Drug Administration (“FDA”) for our investigational drug candidate iclaprim in patients with ABSSSI.  This follows the successful completion of our two global REVIVE Phase 3 clinical trials with an IV formulation of iclaprim, for the treatment of ABSSSI. The pre-specified FDA primary endpoints of non-inferiority of early clinical response of iclaprim at the early time point were met.

On August 14, 2018, we announced the FDA’s acceptance of our NDA submission for iclaprim in patients with ABSSSI.  The FDA granted our NDA a priority review and set a target decision date under the Prescription Drug User Fee Act (PDUFA) of February 13, 2019.

Iclaprim is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called “dihydrofolate reductase” (“DHFR”). Diaminopyrimidines are a class of chemical compounds that inhibit different enzymes in the production of tetrahydrofolate, a form of folic acid, which is required for the production of bacterial DNA and RNA. The inhibition of DHFR represents a differentiated and under-utilized mechanism of action compared with other antibiotics. We acquired iclaprim from Nuprim Inc. (“Nuprim”), following the completion of our merger with Nuprim on April 1, 2015. Arpida AG (“Arpida”), one of the previous owners of iclaprim, completed a comprehensive development program for iclaprim, including two Phase 3 trials in complicated skin and skin structure infections (“cSSSI”). Iclaprim is a targeted Gram-positive antibiotic that is rapidly bactericidal and highly potent against MRSA and other Gram-positive bacteria in vitro.  “Gram-positive” or “Gram-negative” refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, and the bacterial cell wall structure. Each type of bacteria may be associated with different diseases.  To date, iclaprim has been studied in over 1,400 patients and healthy volunteers. Vancomycin, a standard of care antibiotic in hospitalized patients with infections caused by Gram-positive bacteria, is associated with nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication), including vancomycin-associated acute kidney injury (“VA-AKI”). Therapeutic drug monitoring (“TDM”) and dosage adjustment in patients with renal impairment is required with vancomycin. In contrast to vancomycin, iclaprim is minimally excreted via the kidneys (<2% of the administered dose was recovered in the urine), and neither TDM nor dosage adjustment were required and no nephrotoxicity was seen with iclaprim in the REVIVE Phase 3 clinical trials. Iclaprim has also demonstrated a low propensity for resistance development in vitro.

We believe that iclaprim is an attractive potential candidate for use as a first-line empiric monotherapy, the initial therapy administered prior to the identification of the pathogen, in severely ill patients who are hospitalized with ABSSSI and have comorbidities, or also suffer from other health issues, such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalized with ABSSSI annually in the United States.

On September 15, 2017, we also announced that the FDA granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis. This designation grants special status to a drug or biologic under development to treat a rare disease or condition and qualifies the sponsor of the product for various development incentives, including tax credits for qualified clinical testing, waiver of user fees and potentially up to seven years of market exclusivity for the given indication, if approved. We continue to believe that iclaprim could be a useful agent for HABP. A Phase 3 trial is being planned and commencement remains subject to funding.

Outlook

As we await the FDA’s decision on the approval of iclaprim, with a scheduled PDUFA date of February 13, 2019, we remain focused on optimizing our commercialization strategy for iclaprim and ensuring a successful drug launch in the U.S. In parallel with partnering discussions, we are evaluating ways to build the appropriate team ahead of launch as well as complementary strategic growth opportunities. As we near our PDUFA date, we continue to evaluate additional capital raising opportunities to fund our growth and continuing operations and expect that a positive decision by the FDA will be a key driver of future value in the Company.

Results of Operations:

Comparison of the six months ended June 30, 2018 and June 30, 2017

General and Administrative Expenses

General and administrative expenses decreased by US$0.5 million to US$4.1 million in the six months ended June 30, 2018 from US$4.6 million in the six months ended June 30, 2017. This decrease was primarily attributable to a US$0.6 million reduction in stock-based compensation, which was higher in the 2017 period partially due to a previously disclosed out-of-period correction and a US$0.2 million reduction in legal, investor relations and other professional fees.  This decrease was partially offset by a US$0.3 million increase in employee compensation.

Research and Development Expenses

Research and development expenses decreased by US$16.7 million to US$6.9 million in the six months ended June 30, 2018 from US$23.6 million in the six months ended June 30, 2017. This decrease was primarily attributable to a US$20.6 million reduction in expense for our Phase 3 clinical trial program, which was completed in 2017. This decrease was partially offset by a US$3.8 million increase in costs relating to regulatory and clinical operating activities, chemistry, manufacturing and control (“CMC”) requirements and other non-clinical development activities.

Interest Income and Interest expense

Interest income was US$9 thousand for the six months ended June 30, 2018, compared to US$52 thousand for the six months ended June 30, 2017. Interest income is earned based on cash holdings during the period. Interest expense was US$1.1 million for the six months ended June 30, 2018 due to interest on our US$15.0 million loan with Hercules Capital Inc. drawn in November 2017 as well as the amortization of deferred financing costs from the Hercules loan. There was no outstanding debt or interest expense during the six months ended June 30, 2017.

Gain (Loss) from Revaluation of Derivative Liabilities

In November 2016, we issued warrants that are classified as a liability due to potential variability in the number of shares that may be issued upon exercise if we fail to maintain an effective registration statement. We issued additional warrants in 2017 that are also classified as a derivative liability. These derivative liabilities are carried at fair value and are remeasured each reporting period using the Black-Scholes option pricing model. Our stock price has a significant impact on the value of the liability and, in general, a decrease in our stock price will decrease our derivative liability balance and decrease the loss from revaluation of our derivative liabilities, or cause us to recognize a gain from revaluation of our derivative liabilities. The gain for the six months ended June 30, 2018 was US$4.3 million, compared to a loss of US$1.4 million for the six months ended June 30, 2017.

Net Foreign Exchange Loss

The net foreign exchange loss for the six months ended June 30, 2018 was US$0.1 million, compared to a loss of US$0.1 million in the six months ended June 30, 2017. In both periods the loss recognized relates to the re-measurement of our Sterling denominated cash deposits to US dollars at the closing US dollar to Sterling exchange rate as well as the gains and losses resulting from the settlement of transactions denominated in foreign currency.

As previously disclosed, our interim financial statements for the six months ended June 30, 2017 include a cumulative adjustment of $1.1 million for the correction of a prior period error. Stock based compensation expense was understated primarily due to recognizing expense only when an award vested, not over the required service period using a graded vesting approach as required under IFRS 2. The Group previously assessed the materiality of the out-of-period adjustment on all impacted periods and concluded that the cumulative adjustment to correct the error should be recorded in the six months ended June 30, 2017. The adjustment did not have an impact on the cash resources of the Group.

Our unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2017 presented herein includes a US$0.2 million reclassification from research and development to general and administrative expense. This reclassification had no effect on the reported operating results and cash flows for the period.

Liquidity and Capital Resources

At June 30, 2018 and December 31, 2017, we had cash and cash equivalents of approximately US$19.8 million and US$22.7 million, respectively.

We do not expect to generate significant revenue unless and until we obtain regulatory approval for and commercialize our current or any future product candidates. We anticipate that we will continue to generate losses in the near term as we seek regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all of the risks applicable to the development of new drugs, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business.

Our operations have been financed primarily by net proceeds from the issuance of ordinary shares on the AIM Market of the London Stock Exchange, issuance of American Depository Shares (“ADSs”) on the NASDAQ Capital Market, the net proceeds of our Hercules Loan Agreement entered into in November 2017 and, prior to 2016, the issuance of convertible promissory notes to related parties. Our primary uses of capital are, and we expect will continue to be in the short term, expenses associated with the manufacturing and commercialization of our product candidate as well as compensation-related expenses.

Cash used to fund operating expenses is affected by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Our future funding requirements will depend on many factors, which may include the following:

•                  the cost, timing and outcomes of pursuing regulatory approvals;

•                  the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder; and

•                  the cost and timing of establishing administrative, sales, marketing and distribution capabilities;

•                  the cost and timing of potential in-licensing, acquisitions or similar transactions;

•                  the scope, rate of progress, results and cost of future preclinical studies and clinical trials and other related activities;

•                  the cost of formulation, development, manufacturing of clinical supplies and establishing commercial supplies of our current product candidates and any other product candidates that we may develop, in-license or acquire;

•                  the emergence of competing technologies and their achieving commercial success before we do or other adverse market developments.

We expect to continue to incur losses. Our ability to achieve and maintain profitability depends upon the successful development, regulatory approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We will be required to raise additional capital through equity or debt financings within the next year to continue the development and commercialization of current product candidates and to continue to fund operations at the current cash expenditure levels. If we are unable to raise additional capital when required or on acceptable terms, we may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

Cash Flows

	Six months ended
(in thousands)	June 30, 2018	June 30, 2017
	US$	US$
Net cash (used in) / provided by:
Operating activities	(14,872)	(16,486)
Financing activities	12,048	24,124
Effect of exchange rate changes on cash and cash equivalents	(22)	34
	(2,846)	7,672

Operating Activities

Net cash used in operating activities was US$14.9 million in the six months ended June 30, 2018, primarily from regulatory and clinical operating activities, including activities supporting our NDA submission, and a $4.1M reduction in current liabilities. Net cash used in operating activities was US$16.5 million for the six months ended June 30, 2017, which primarily reflects the clinical development of iclaprim.

Financing Activities

Net cash provided by financing activities amounted to US$12.1 million in the six months ended June 30, 2018, primarily due to net proceeds of US$12.7 million from the May 17, 2018 placement of 32,258,064 new ordinary shares at 31 pence per share and US$0.1 million of proceeds from warrant and option exercises.  These proceeds were partially offset by US$0.8 million in cash interest paid under our Hercules Loan Agreement.  For the six months ended June 30, 2017, net cash provided of $24.1 million was primarily from the June 23, 2017 placement of 66,666,667 new ordinary shares at 30 pence per share.

Financial Statements:

Motif Bio plc

Unaudited interim condensed consolidated statements of comprehensive loss

For the six months June 30, 2018 and 2017

(in thousands, except share and per share data)

		For the six months ended
		June 30,
	Note	2018	2017
		US $	US $
Operations

General and administrative expenses	2	(4,138)	(4,621)
Research and development expenses	2	(6,877)	(23,601)

Operating loss		(11,015)	(28,222)

Interest income	3	9	52
Interest expense	3	(1,055)	—
Gain (loss) from revaluation of derivative liabilities	8	4,360	(1,427)
Net foreign exchange loss		(67)	(116)

Loss before income taxes		(7,768)	(29,713)
Income tax expense	4	(9)	—

Net loss for the period		(7,777)	(29,713)

Total comprehensive loss for the period		(7,777)	(29,713)

Net loss per share	5
Basic		(0.03)	(0.15)
Diluted		(0.04)	(0.15)
Weighted average number of ordinary shares
Basic		272,199,780	199,299,910
Diluted		277,586,288	199,299,910

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of financial position

At June 30, 2018 and December 31, 2017

(in thousands)

	Note	At June 30, 2018	At December 31, 2017
		US $	US $
ASSETS
Non-current assets
Intangible assets		6,196	6,196
Other non-current assets		21	23
Total non-current assets		6,217	6,219

Current assets
Prepaid expenses and other current assets		362	318
Cash		19,805	22,651
Total current assets		20,167	22,969

Total assets		26,384	29,188

LIABILITIES
Non-current liabilities
Term loan, net of deferred financing costs	7	14,255	14,057
Other non-current liabilities	7	109	23
Total non-current liabilities		14,364	14,080

Current liabilities
Trade and other payables	6	7,204	10,890
Derivative Liability	8	8,169	12,626
Payable on completion of clinical trial		—	500
Total current liabilities		15,373	24,016

Total liabilities		29,737	38,096

Net liabilities		(3,353)	(8,908)

EQUITY
Share capital	9	4,032	3,589
Share premium	9	93,456	80,873
Group reorganization reserve	9	9,938	9,938
Accumulated deficit	9	(110,779)	(103,308)

Total equity		(3,353)	(8,908)

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of changes in equity

For the six months ended June 30, 2018 and 2017

(in thousands)

			Group
	Share	Share	reorganization	Accumulated
	capital	premium	reserve	deficit	Total
	US $	US $	US $	US $	US $

Balance at December 31, 2016	2,728	57,349	9,938	(60,206)	9,809

Loss for the period	—	—	—	(29,713)	(29,713)
Total comprehensive loss for the period	—	—	—	(29,713)	(29,713)
Issue of share capital	847	24,570	—	—	25,417
Cost of issuance	—	(1,735)	—	—	(1,735)
Exercise of share options and warrants	9	414	—	—	423
Share-based payments	—	—	—	1,321	1,321

Balance at June 30, 2017	3,584	80,598	9,938	(88,598)	5,522

Balance at December 31, 2017	3,589	80,873	9,938	(103,308)	(8,908)

Loss for the period	—	—	—	(7,777)	(7,777)
Total comprehensive loss for the period	—	—	—	(7,777)	(7,777)
Issue of share capital	433	12,989	—	—	13,422
Cost of issuance	—	(749)	—	—	(749)
Exercise of share options and warrants	10	343	—	—	353
Share-based payments	—	—	—	306	306

Balance at June 30, 2018	4,032	93,456	9,938	(110,779)	(3,353)

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of cash flows

For the six months June 30, 2018 and 2017

(in thousands)

	Six months ended
	June 30,
	2018	2017
	US $	US $
Operating activities
Operating loss for the period	(11,015)	(28,222)
Adjustments to reconcile net loss to net cash used in activities:
Share-based payments	306	1,321
Interest receivable	9	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(45)	(16)
Trade and other payables	(4,127)	10,431

Net cash used in operating activities	(14,872)	(16,486)

Financing activities
Proceeds from issue of share capital	13,422	25,417
Costs of issuance of share capital	(749)	(1,547)
Proceeds from exercise of warrants and options	145	254
Interest paid	(770)	—

Net cash provided by financing activities	12,048	24,124

Net change in cash	(2,824)	7,638
Cash beginning of the period	22,651	21,830
Effect of foreign exchange rate changes	(22)	34

Cash, end of the period	19,805	29,502

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

1.              General information and basis of preparation

These unaudited interim condensed consolidated financial statements for the six months ended June 30, 2018 together with the notes thereto (the “Unaudited Interim Condensed Consolidated Financial Statements”) of Motif Bio plc (the “Company” and together with its subsidiary, Motif BioSciences Inc.  the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. As permitted by International Accounting Standard 34 — “Interim financial reporting” (“IAS 34”), the Unaudited Interim Condensed Consolidated Financial Statements do not include all disclosures required for a full presentation and do not constitute statutory financial statements. The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Motif Bio plc Annual Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015, which have been prepared in accordance with IFRS as issued by IASB and in conformity with IFRS as adopted by the European Union. The Unaudited Interim Condensed Consolidated Financial Statements were approved for issuance by the Board of Directors on September 24, 2018.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Reference should be made to the section “Critical Accounting Policies and Significant Judgments and Estimates” in the Annual Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015 for a detailed description of the accounting policies and more significant estimates and judgments used by the Group.  The accounting policies adopted in the preparation of these financial statements are consistent with those presented in the Group’s 2017 Annual Consolidated Financial Statements.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Unaudited Interim Condensed Consolidated Financial Statements are presented in United States Dollars (US $), which is Motif Bio plc’s functional and presentation currency. However, during the reporting period the Company had exposure to Sterling. Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognized in profit or loss.

The unaudited interim condensed consolidated statement of comprehensive loss for the six months ended June 30, 2017 includes a US$0.2 million reclassification from research and development to general and administrative expense. This reclassification had no effect on the reported operating results and cash flows for the period. The unaudited interim condensed consolidated statement of cash flows for the six months ended June 30, 2017 were adjusted to present the proceeds from issuance of share capital in accordance with IAS 7.  The adjustment did not have an impact on the net cash provided by financing activities.

Going Concern

As of June 30, 2018, the Group had US$19.8 million in cash. Net cash used in operating activities was US$14.8 million for the six months ended June 30, 2018. Net loss for the six months ended June 30, 2018 was US$7.8 million. The Group expects to incur losses for the immediate future as it prepares for commercialization and to the extent it advances additional research, development and clinical trials of iclaprim. The Group is unable to predict the extent of any future losses or when the Group will become profitable, if at all.

The Hercules Loan Agreement (Note 7) subjects the Group to various affirmative and restrictive covenants, including, but not limited to, financial reporting obligations, and certain limitations on indebtedness and liens.  Compliance with these covenants may limit the Group’s flexibility in operating its business. Additionally, there are circumstances where the Loan may be accelerated if the Group does not maintain compliance with covenants or incurs other event of default under the Hercules Loan Agreement.

The Group will be required to raise additional capital within the next year to continue the development and commercialization of current product candidates and to continue to fund operations at the current cash expenditure levels. The Group cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Group raises additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Group’s ability to conduct business. If the Group is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Group would otherwise seek to develop or commercialize itself on unfavorable terms.

On August 8, 2018, the Group announced the receipt of a Notice of Allowance from the United States Patent and Trademark Office for United States Patent Application Nos. 15/586,021 and 15/586,815 for the use iclaprim. The two method of use patents will expire in November 2037. On August 14, 2018, the Group announced the FDA’s acceptance of its NDA submission for iclaprim in patients with ABSSSI. The PDUFA, or Prescription Drug User Fee Act, date is set for February 13, 2019. The Group believes that these could provide the basis for increased investor interest in the Group and, hence, potentially provide greater opportunities to raise additional capital.

These financial statements have been prepared under the assumption that the Group will continue as a going concern. Due to the Group’s recurring and expected continuing losses from operations, the Group has concluded there is substantial doubt in the Group’s ability to continue as a going concern within one year of the issuance of these financial statements without additional capital becoming available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Segment Information

The chief operating decision-maker is considered to be the Board of Directors of Motif Bio plc.  The chief operating decision-maker allocates resources and assesses performance of the business and other activities at the operating segment level.  In addition, they review the IFRS consolidated financial statements.

The chief operating decision-maker has determined that the Group has one operating segment - the development and commercialization of pharmaceutical formulations.  Although the Group has some activities in the U.K., the finance and most management functions take place in the U.S.

Fair value disclosures

The Group’s cash, prepaid expenses and other current assets and trade and other payables are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. The Group’s derivative liability is measured at fair value using Level 1 and 2 inputs. See discussion in Note 8 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from December 31, 2017 to June 30, 2018. The Group determined that the book value of the Hercules Loan Agreement (Note 7) approximates its fair value as of June 30, 2018 due to the interest being tied to the U.S. Prime Rate. There were no transfers between fair value levels during the six months ended June 30, 2018 or 2017.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible.  Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•                  Level 1:  quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2:  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3:  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2.              Breakdown of expenses by nature

	Six months ended
	June 30, 2018	June 30, 2017
(in thousands)	US $	US $
General and administrative
Employee compensation, benefits and share-based payments	1,522	1,774
Director, legal and professional	1,346	1,763
Investor and public relations advisory fees	641	558
Other expenses	629	526
	4,138	4,621

Research and development	6,877	23,601

3.              Finance income and costs

	Six months ended
	June 30, 2018	June 30, 2017
(in thousands)	US $	US $
Finance income
Interest from financial assets	9	52
	9	52
Finance costs
Interest expense	(771)	—
Accretion of end of term payment	(86)	—
Amortization of deferred financing costs	(198)	—
	(1,055)	—
Net finance costs	(1,046)	52

4.           Income tax expense

The Group has recorded a loss for the six months ended June 30, 2018 and for all periods presented. The Group does not expect to have a material tax obligation.

5.           Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.  Diluted EPS is computed by dividing net income (loss) by the weighted average of all potentially diluted share of common stock that were outstanding during the periods presented.

The treasury stock method is used in the calculation of diluted EPS for potentially dilutive liability classified options and warrants, which assumes that any proceeds received from the exercise of in-the-money options and warrants, would be used to purchase common shares at the average market prices for the period.

	Six months ended
(in thousands, except share and per share data)	June 30, 2018 US $	June 30, 2017 US $
Basic

Net loss	(7,777)	(29,713)

Basic weighted average shares in issue	272,199,780	199,299,910
Basic loss per share	(0.03)	(0.15)

Diluted
Net loss	(7,777)	(29,713)
Effect of dilutive securities: liability-classified warrants	(4,360)	—
Diluted net loss	(12,137)	(29,713)

Weighted average shares in issue - basic	272,199,780	199,299,910
Incremental dilutive shares from liability-classified warrants (treasury stock method)	5,386,508	—
Weighted average shares in issue - diluted	277,586,288	199,299,910
Diluted loss per share	(0.04)	(0.15)

The following potentially dilutive securities outstanding at June 30, 2018 and 2017 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	Six month ended
	2018	2017
Warrants	11,409,904	47,537,905
Share options	19,189,798	18,398,299
	30,599,703	65,936,204

6.              Trade and other payables

(in thousands)	At June 30, 2018 US $	At December 31, 2017 US $
Trade payables (1)	3,492	6,464
Accrued expenses — Contract research organization	118	1,293
Accrued expenses — Other (2)	3,594	3,009
Other Payable	—	124
	7,204	10,890

(1)Trade payables at June 30, 2018 and December 31, 2017 include $2.3 million and $5.7 million, respectively, billed by the Group’s contract research organization.

(2)Accrued expenses at June 30, 2018 and December 31, 2017 include $2.3 million and $1.3 million, respectively, owed to the Group’s supplier of active pharmaceutical ingredient.

7.              Interest bearing loans and borrowings

(in thousands) Non-current liabilities	At June 30, 2018 US $	At December 31, 2017 US $
Term Loan	15,000	15,000
Deferred financing costs	(745)	(943)
	14,255	14,057

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) for up to $20 million in debt financing with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing, with the remaining $5.0 million available upon the achievement of certain milestones anticipated in 2019, or at Hercules’s discretion.

These milestones include (i) (x) the FDA has accepted the New Drug Application for marketing approval with respect to “Iclaprim” product for the treatment of patients with acute bacterial skin and skin structure infection (“ABSSSI”) and (y) enrollment of first patient in its Phase 3 clinical study of “Iclaprim” product for the treatment of hospital-acquired bacterial pneumonia (“HABP”), (ii) market approval receive from the FDA with respect to “Iclaprim” product for the treatment of patients with ABSSSI, or (iii) at the discretion of Hercules.

The terms include an initial interest-only period of 15 months, extendable to 21 months on the achievement of certain milestones; a 30-month capital and interest repayment period thereafter; an interest rate tied to the US prime rate, currently 10.5% as of June 30, 2018, and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. In addition, there is a payment of US$0.4 million due at the end of the term of the loan. Under the credit agreement, the Group issued Hercules warrants to purchase up to 73,452 of its ADS (each representing 20 ordinary shares) at an exercise price of US$9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to US$1 million. In connection with the Hercules Loan Agreement closing, the Group incurred US$0.5 million in fees and issued warrants with a fair value of approximately US$0.4 million. Both items are classified as a direct reduction from the Hercules Loan Agreement balance and will be amortized over the life of the Loan using the effective interest rate method. The Group is also subject to an end of term charge equal to 2.15% of the total loan capacity.  The end of term charge is payable upon loan maturity or the date that the Group prepays the outstanding loan balance. For the six months ended June 30, 2018, the Group recognized total interest expense of US$1.1 million, comprised of interest expense of US$0.8 million, accretion expense related to the end-of-term payment of US$0.1 million and amortization expense related to the deferred financing costs of US$0.2 million.

8.              Warrants

Warrant activity

The Company has issued warrants for services performed and in conjunction with various equity financings. The Company’s warrants have either a Sterling or US Dollar exercise price. The following is a summary of the Company’s warrant activity during the six months ended June 30, 2018:

	Number of Warrants		Weighted Average Exercise Price
	Ordinary shares	ADS (3)	Ordinary shares	ADS
Outstanding as of January 1, 2018	22,672,867	1,336,354	£0.272	$8.08
Granted	—	—	—	—
Exercised	(757,315)	—	£0.246	—
Outstanding as of June 30, 2018	21,915,552	1,336,354	£0.273	$8.08

The Company’s warrants outstanding and exercisable as of June 30, 2018 were as follows:

Type of Warrant Outstanding	Number Outstanding and Exercisable	Exercise Price		Expiration Date
Ordinary shares (1)	1,367,089	GBP £	0.20	April 2, 2020
Ordinary shares (1)	1,082,384	GBP £	0.50	July 21, 2020
Ordinary shares (2)	10,505,648	GBP £	0.322	November 23, 2021
ADS (2) (3)	1,202,902	US $	8.03	November 23, 2021
Ordinary shares (1)	8,960,431	GBP £	0.20	April 2, 2025
ADS (2) (3) (4)	10,000	US $	7.26	July 31, 2022
ADS (2) (3)	73,452	US $	9.53	November 14, 2022

(1)         Warrants totaling 11,409,904 of ordinary shares are equity classified.

(2)         Warrants totaling 10,505,648 of ordinary shares and 1,336,354 of ADS are liability classified.

(3)         Each ADS represents 20 ordinary shares.

(4)         Warrant provides for purchase up to 60,000 ADSs, of which 10,000 ADSs were vested and exercisable as of June 30, 2018.

Liability classified warrants

ADS warrants

On November 23, 2016, the Group closed an initial U.S. public offering of 2,438,491 ADS and 1,219,246 ADS warrants at a price of US $6.98 per ADS/warrant combination. Each ADS represents 20 ordinary shares. The warrants have an exercise price of US$8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis. This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US$3.8 million using the Black-Scholes model. The Group develops its own assumptions for use in the Black-Scholes option pricing model that have observable inputs and available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered Level 1 and 2 measurements.

On August 1, 2017, the Group issued to a third party a warrant to purchase up to 60,000 ADSs at an exercise price of US$7.26 per ADS. The warrant vested 5,000 ADSs at issuance, with the remaining 55,000 ADS vesting upon satisfaction of various performance conditions related to the Group’s stock price and trading volumes. A total of 10,000 ADSs were vested as of June 30, 2018.  Once vested, the warrant may be exercised on a cashless basis and expires on July 31, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US$0.1 million using the Black-Scholes model.

On November 14, 2017, in conjunction with the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 ADSs at an exercise price of US$9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. The warrant may be exercised on a cashless basis, and is immediately exercisable through November 14, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US$0.4 million using the Black-Scholes model.

At June 30, 2018 and December 31, 2017, the liability classified ADS warrants had a fair value of US$5.6 million and US$8.9 million using the following weighted-average assumptions in the Black-Scholes model:

	June 30, 2018	December 31, 2017

Share price (US $)	8.20	10.81
Exercise price (US $)	8.08	8.08
Expected volatility	73%	76%
Number of periods to exercise	3.47	3.97
Risk free rate	2.68%	2.10%
Expected dividends	—	—

Ordinary warrants

On November 23, 2016, the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of 28 pence per share/warrant combination. The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021. In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the warrants, the Group recorded a derivative liability of US$1.8 million using the Black-Scholes model.

At June 30, 2018 and December 31, 2017, the liability classified ordinary warrants had a fair value of US$2.5 million and US$3.7 million using the Black-Scholes model and the following assumptions:

	June 30, 2018	December 31, 2017

Share price (GBP)	0.34	0.41
Exercise price (GBP)	0.322	0.322
Expected volatility	73%	76%
Number of periods to exercise	3.40	3.90
Risk free rate	2.63%	2.09%
Expected dividends	—	—

The following is a summary of the Group’s liability classified warrant activity, including both ADS and Ordinary warrants, during the six months ended June 30, 2018:

(in thousands)	Fair value
Liability classified warrants	US $
Balance at December 31, 2017	12,626
Issued during the period	—
Exercised during the period	(83)
Impact of foreign exchange	(14)
Gain from revaluation of derivative liabilities	(4,360)
Balance at June 30, 2018	8,169

9.              Share capital

Allotted, called up and fully paid:	Number	US $
(in thousands, except share data)

In issue at December 31, 2017	263,519,128	3,589

Issued:
Ordinary shares of 1p each	757,315	9
Ordinary shares of 1p each	32,258,064	433
Ordinary shares of 1p each	125,736	1

In issue at June 30, 2018	296,660,243	4,032

During January through June of 2018, 757,315 ordinary shares were issued upon the exercise of warrants.

On May 17, 2018, the Group placed 32,258,064 new ordinary shares at 31 pence per share and received US$12.7 million of net proceeds.

In June 2018, 125,736 ordinary shares were issued upon the exercise of a stock option.

Share premium represents the excess over nominal value of the fair value consideration received for equity shares, net of expenses of the share issue. Retained deficit represents accumulated losses.

The group reorganization reserve arose in March 2015 when Motif Bio plc became the parent of the Group. This was a common control transaction and therefore outside the scope of IFRS 3— “Business Combinations.” The transaction has therefore been accounted for as a group reorganization and the Group is presented as if the Company has always owned Motif BioSciences Inc. The reserve on consolidation represents the difference between the nominal value of the shares of the Company issued to the former stockholders of Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the transaction. As stated, the nominal value of the Company shares was used in the calculation of the reorganization reserve.

10.    Share-based payments

On December 4, 2014, Motif BioSciences Inc. adopted a Share Option Plan (the “Plan”) under which options can be granted to employees, consultants, and directors. The share price used for the Plan prior to being traded on AIM was based on management’s assessment of the valuation of the Group given the net assets and future potential of the Group at the time of granting.

Motif Bio plc adopted a Share Option Plan (the “New Plan”) on April 1, 2015. The New Plan replaces Motif BioSciences Inc.’s previous share plan.  There were no changes to the fair value of share options granted under the Plan with the only change being to grant the holders shares in Motif Bio plc rather than Motif BioSciences Inc. upon exercising options. The exercise price for each option will be established at the discretion of the Board provided that the exercise price for each option shall not be less than the nominal value of the relevant shares if the options are to be satisfied by a new issue of shares by the Company and provided that the exercise price per share for an option shall not be less than the fair market value of a share on the effective date of grant of the option. Options will be exercisable at such times or upon such events and subject to such terms, conditions and restrictions as determined by the Board on grant date. However, no option shall be exercisable after the expiration of ten years after the effective date of grant of the option.

The following is a summary of the Group’s option activity for the six months ending June 30, 2018.

		Weighted average
	Number of	exercise price
	share options	US $

Outstanding at December 31, 2017	17,065,534	0.32
Granted during the period	5,050,000	0.49
Forfeited during the period	(2,593,750)	0.36
Cancelled during the period	(206,250)	0.49
Exercised during the period	(125,736)	0.14
Expired during the period	—	—
Outstanding at June 30, 2018	19,189,798	0.35

Exercisable at June 30, 2018	11,833,220	0.29

The total expense recognized for the periods arising from stock-based payments are as follows:

	Six months ended
	June 30, 2018	June 30, 2017
	US $	US $

General and administrative expense	250	824
Research and development expense	56	497
Total share-based payment expense	306	1,321

The interim financial statements for the six months ended June 30, 2017 include a cumulative adjustment of US$1.1 million for the correction of a prior period error. Stock-based compensation expense was understated primarily due to recognizing expense only when an award vested, not over the required service period using a graded vesting approach as required under IFRS 2. The Group previously assessed the materiality of the out-of-period adjustment on all impacted periods and concluded that the cumulative adjustment to correct the error should be recorded in the six months ended June 30, 2017. This adjustment did not have an impact on the cash resources of the Group.

11. Employee costs

The aggregate payroll costs of Executive Directors and key management personnel were as follows:

	Six months ended
	June 30, 2018	June 30, 2017
	US $	US $

Wages and salaries	1,646	1,278
Social security and other employer costs	158	139
Share base payments(1)	683	733
	2,487	2,150

(1)         The total share based payments does not reflect the previously disclosed out-of-period adjustment in 2017 and any forfeitures or cancellations of option awards (Note 10).

12. Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At June 30, 2018, Amphion Innovations plc owned 9.5% of the issued ordinary shares in Motif Bio plc. Richard Morgan and Robert Bertoldi were directors of both the Company and Amphion Innovations plc in the period. Transactions between the Group and the Amphion Group are disclosed below:

Advisory and Consultancy Agreement with Amphion Innovations US, Inc. and Shared Office Space

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services to be provided is US$120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party 90-days advance written notice.  The Group paid US$60,000 and US$60,000 to Amphion Innovations US, Inc. during the six months ended June 30, 2018 and 2017, respectively, in accordance with the terms of the agreement. As of the date of this interim report, the agreement continues to be in force.

Consultancy Agreement with Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was US$5,000 per month. On November 1, 2015, the consideration was increased to US$180,000 per annum. On July 1, 2016, the consideration decreased to US$75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving 90-days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party 90-days advance written notice.  In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to US$125,000 to better reflect Robert Bertoldi’s time commitment to the Group with an effective date of January 1, 2017.  The Group paid Robert Bertoldi US$62,500 and US$37,500 during the six months ended June 30, 2018 and 2017, respectively, in accordance with the terms of the agreement.

Consultancy Agreement with Amphion Innovations US, Inc.

On September 7, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services is $15,500 per month. The agreement is for an initial period of 12 months, after which the agreement terminated. The Group paid US$93,000 during the six months ended June 30, 2017 pursuant to the terms of this agreement.

Consultancy Agreement with Jonathan Gold

On April 7, 2017, the Group entered into a consultancy agreement with Jonathan Gold, a member of the Group’s Board of Directors. Under the terms of this agreement, Mr. Gold received a fixed fee of US$16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017. The term of the agreement would automatically renew each month following the initial term, as long as either party did not provide notice to the other party of its election not to continue to renew the agreement with at least 30-days advance notice. This agreement was suspended as of December 31, 2017. Effective February 2, 2018, Mr. Gold assumed the executive role of Chief Financial Officer upon the resignation of Robert Dickey IV, the Group’s former Chief Financial Officer.

13. Subsequent Events

Effective July 16, 2018, Robert Bertoldi voluntary resigned from the Board of Directors.  Robert Bertoldi continues to provide consultancy services to Motif Bio under the terms of the consultancy agreement with Amphion Innovations plc.